

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2020

Lloyd Rowland, Esq.
General Counsel
CytomX Therapeutics, Inc.
151 Oyster Point Boulevard, Suite 400
South San Francisco, CA 94080

> **Re: CytomX Therapeutics, Inc.**
> **Preliminary Proxy Materials on Schedule 14A**
> **Filed on April 17, 2020**
> **File No. 001-37587**

Dear Mr. Rowland:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Roeder, Esq.